

Mail Stop 3720

June 20, 2017

Hans Rigendinger
Chief Executive Officer
SunVesta, Inc.
Seestrasse 97, Oberrienden
Switzerland CH - 8942

      Re: SunVesta, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 17, 2017
              File No. 0-28731

Dear Mr. Rigendinger:

      We issued a comment to you on the above captioned filing on May 23, 2017. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by July 5, 2017.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Senior Staff Accountant, Inessa Kessman at 202-551-3371 or Accounting Branch Chief, Terry French at 202-551-3828 or me at 202-551-3810 with any questions.

                    Sincerely,

                    /s/ Terry French for

                    Carlos Pacho
                    Senior Assistant Chief Accountant
                    AD Office 11 − Telecommunications